Exhibit 99.1

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

April 30, 2007

Item 3.	PRESS RELEASE

April 30, 2007 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. announced that it has signed an exclusive in-licensing agreement with Eli Lilly and Company for LY458202 (“GED-aPC”), a clinical-stage drug candidate, whereby Cardiome has been granted exclusive worldwide rights to GED-aPC for all indications.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release.

Cardiome Pharma Corp. announced that it has signed an exclusive in-licensing agreement with Eli Lilly and Company (“Lilly”) for LY458202 (“GED-aPC”), a clinical-stage drug candidate, whereby Cardiome has been granted exclusive worldwide rights to GED-aPC for all indications.

GED-aPC is an engineered analog of recombinant human activated Protein C (aPC) with enhanced anti-inflammatory, anti-thrombotic and strong binding to endothelial protein C receptor properties, and has broad potential across multiple indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.  As part of the licensing agreement, Lilly has agreed not to develop recombinant human activated Protein C, marketed as Xigris®, in cardiogenic shock and certain other indications for an extended period following execution of the agreement.

Lilly has successfully completed a 46-person Phase 1 single-dose placebo-controlled safety study in healthy volunteers for GED-aPC.  Cardiome intends to meet with the FDA in the near future regarding plans to conduct multi-dose Phase 1 studies commencing in the second half of 2007.  Pending successful completion of these studies, Cardiome intends to initiate one or more Phase 2 studies in the first half of 2008.

Under terms of the agreement, Lilly will also provide Cardiome with access to intellectual property related to manufacturing of GED-aPC, and facilitate access to clinical and commercial production capacity at an established third party manufacturing facility for a defined period of time.  Included in the transaction is an initial supply of GED-aPC, which is expected to be sufficient for completion of the contemplated Phase 1 program.

Financial terms of the agreement include an upfront payment of US$20 million payable to Lilly and development milestones not to exceed US$40 million contingent on achievement of certain pre-defined late-stage clinical milestones.  Lilly will also be entitled to royalty payments ranging from high single-digit to low double-digit percent of net sales on a blended basis if the molecule is ultimately commercialized.  Cardiome estimates that clinical expenditures on the GED-aPC program will be approximately US$5 million in 2007.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 9th day of May, 2007.
CARDIOME PHARMA CORP.

Per:
"Curtis Sikorsky"
Curtis Sikorsky,
Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.